UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to __________

Commission file number 001-15169

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
The Perficient, Inc. 401(k) Employee Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Perficient, Inc.
555 Maryville University Drive, Suite 600
Saint Louis, Missouri 63141

The Perficient, Inc. 401(k) Employee Savings Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2021 and 2020

* Other schedules required by 29 C.F.R. § 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Administrative Committee and Administrator of
The Perficient, Inc. 401(k) Employee Savings Plan
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Armanino, LLP

We have served as the Plan’s auditor since 2010.

St. Louis, Missouri
June 27, 2022

The Perficient, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2021	2020
Investments at fair value (Note 3)	$369,759	$265,052
Receivables:
Notes receivable from participants	1,922	1,687
Participant and employer contributions	547	515
Total receivables	2,469	2,202
Net assets available for benefits	$372,228	$267,254

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

Year Ended December 31, 2021
Additions to net assets attributed to:
Contributions:
Participant	$27,641
Employer	7,420
Rollover	5,061
Total contributions	40,122

Net appreciation in fair value of investments	91,894
Interest and dividend investment income	5,678
Interest – notes receivable from participants	97
Net investment gain	97,669

Deductions from net assets attributed to:
Benefits paid to participants	32,495
Administrative expenses	322
Total deductions	32,817

Net increase	104,974

Net assets available for benefits at beginning of year	267,254

Net assets available for benefits at end of year	$372,228

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements

 1.    Description of Plan

    The following description of The Perficient, Inc. 401(k) Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

    The Plan is a defined contribution plan covering all full-time United States employees of Perficient, Inc. (the “Company”) who are age 21 years old or older, except any employee that is a non-resident alien with no U.S. source income. Employees may participate in the Plan on the first day of the month on or after they are determined to meet these conditions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

    The Company’s current record keeper is Transamerica Retirement Services (“Transamerica”), which is a part of the Aegon group.

Contributions

    For 2021, participants could contribute from a percentage of their pre-tax or post-tax annual compensation to any of the investment funds up to a maximum of $19,500 (actual dollars), subject to the Internal Revenue Code of 1986, as amended (the “Code”). Participants who had attained age 50 years old before the end of the year were also eligible to make catch-up contributions of an additional $6,500 (actual dollars). Participants could also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

    The Company made matching contributions of 50% (25% in cash and 25% in Company common stock) of the first 6% of eligible compensation deferred by the participant. The Company made matching contributions of $4.0 million in Company common stock during 2021. In the first quarter of 2022, the Company made a discretionary 2021 match true-up contribution of $0.5 million equally comprised of cash and stock, which is included within the employer contribution receivables as of December 31, 2021.

Participant Accounts

    Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

    Participants are vested immediately in their contributions plus actual earnings thereon. The Company contributions plus earnings thereon vest based on years of service as follows:

Years of Service	Non-Forfeitable Percentage
Less than 1	0
1	33
2	66
3 or more	100

Notes Receivable from Participants

    Upon written application of a participant, the Plan may make a loan to the participant. Generally, participants may borrow no less than $1,000 and no more than the lesser of (i) 50% of the participant’s vested account balance, or (ii) $50,000. For the 2020 calendar year, the Plan increased the maximum loan limit to $100,000 or 100% of the participant’s account balance, if less, as allowed under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and extended the loan repayment period by one year for participants affected by the novel coronavirus (COVID-19) pandemic. The Plan discontinued such increases and extensions for the 2021 calendar year. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local rates for similar plans. Loans are amortized over a maximum of 60 months. Repayment is made through payroll deductions.

Payment of Benefits

    Participants are entitled to receive benefit payments at the normal retirement age of 59½, participant’s death or disability, in the event of termination, or if the participant reaches age 70½ while still employed. Benefits may be paid in a lump-sum distribution or installment payments.

    For the 2020 calendar year, the Plan elected to make distributions of up to $100,000 available to in-service participants affected by COVID-19, regardless of age, as allowed by the CARES Act.

Forfeitures

    As of December 31, 2021 and 2020, all forfeitures were utilized to offset employer contributions, in accordance with the Plan provisions. During the year ended December 31, 2021, employer contributions were reduced by forfeitures of $0.6 million, which included account balances forfeited during the year. There was an immaterial amount of unallocated forfeitures at December 31, 2021.

Participant-Directed Investments

    All assets of the Plan, with the exception of the Company contribution in stock, are participant-directed investments. Participants have the option of directing their account balance to one or more different investment options. The investment options include various mutual funds, collective trusts and Company common stock. See Note 3 for additional quantitative disclosures.

 2.    Summary of Significant Accounting Policies

Basis of Accounting

    The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

    The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

    The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s administrative committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodians. See Note 3 for discussion of fair value measurement.

    Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

    Participant loans are measured at the unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Payment of Benefits

    Benefits are recorded when paid.

Expenses

    Administrative expenses for participant-directed transactions, record-keeping fees and audit fees are paid by the Plan. Investment related expenses are included in net appreciation of fair value of investments.

 3.    Fair Value Measurements

    Accounting standards provide the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•Level 1 – Quoted prices in active markets for identical assets or liabilities.
•Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

    The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Cash and Temporary Investments

    The carrying value of cash equivalents approximates fair value as maturities are less than three months and measured at fair value using observable inputs in an active market and therefore are classified as Level 1.

Mutual Funds

    Mutual funds available for investment in the Plan are valued at quoted prices available in an active market and are classified within Level 1 of the valuation hierarchy.

Collective Trusts

    The Plan’s investment options are valued at the net asset value of the units of the individual collective trust. The net asset value (“NAV”), as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The Plan’s collective trust investments may be redeemed on a daily basis. Irrespective of the underlying securities that comprise these collective funds, the funds themselves lack a formal listed market or publicly available quotes.

Common Stock

    Company common stock is valued at the closing price reported on the Nasdaq Global Select Market and is classified within Level 1 of the valuation hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value (in thousands):

	As of December 31, 2021
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds	$125,095	$—	$—	$125,095
Company common stock	88,740	—	—	88,740
Cash held by Plan	36	—	—	36
Total assets in the fair value hierarchy	$213,871	$—	$—	213,871
Investments measured at net asset value (a)				155,888
Investments at fair value				$369,759

	As of December 31, 2020
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds	$96,164	$—	$—	$96,164
Company common stock	36,222	—	—	36,222
Cash held by Plan	23	—	—	23
Total assets in the fair value hierarchy	$132,409	$—	$—	132,409
Investments measured at net asset value (a)				132,643
Investments at fair value				$265,052

(a)    In accordance with Accounting Standards Codification Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Investments Measured at Fair Value Using Net Asset Value per Share

    The following table summarizes investments valued at fair value based on net asset value per unit as of December 31, 2021 and 2020 (in thousands):

	Fair Value		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Investment Type	2021	2020
Collective Trusts	$155,888	$132,643	—	Daily	None

4.    Related Party Transactions

    During the year ended December 31, 2021, the Plan had the following transactions involving Company common stock (in thousands, except share information):

Year Ended December 31, 2021
Shares purchased	65,107
Shares sold	138,583
Cost of shares purchased (in thousands)	$5,188
Cost of shares sold (in thousands)	$3,444
Net gain from shares sold (in thousands)	$8,167

5.    Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

6.    Income Tax Status

    The Plan administrator has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

    The Internal Revenue Service has determined and informed the Company by an opinion letter dated March 31, 2014, that the Plan is established in accordance with applicable sections of the Code, and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and operating in compliance with applicable Code requirements and, therefore, believes the Plan is qualified, and the related trust is tax-exempt.

7.    Risks and Uncertainties

    The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks including the current inflationary environment and the significant volatility in U.S. and international financial markets following the emergence of the COVID-19 pandemic in early 2020. The impact of these risks on the Plan and its future results and financial position is not presently determinable.

Supplemental Schedule
The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Form 5500, Schedule H, Part IV, Line 4(i) Schedule of Assets (Held at End of Year)
December 31, 2021
(in thousands)

(a)	(b) Identity of Issuer	(c) Description	(d) Cost	(e) Current Value
*	State Street Bank & Trust Co.	Cash reserve account	**	$36
	American Beacon Small Cap Value R5	Mutual fund	**	2,962
	American Funds:
	EuroPacific Gr R6	Mutual fund	**	6,697
	Gr Fd of America R6	Mutual fund	**	17,051
	BlackRock Dvlpd Real Est Idx Instl	Mutual fund	**	2,084
	Dodge and Cox Stock	Mutual fund	**	9,320
	Harding Loevner Instl Emerging Markets	Mutual fund	**	1,671
	JPMorgan Mid Cap Value L	Mutual fund	**	5,179
	Oakmark International Small Cap Investor	Mutual fund	**	1,947
	Fidelity:
	Inflation-Prot Bond Idx	Mutual fund	**	4,148
	500 Index	Mutual fund	**	43,014
	International Index	Mutual fund	**	3,028
	Mid Cap Index	Mutual fund	**	16,321
	Small Cap Index	Mutual fund	**	11,673
	Total mutual funds			125,095
	IR+M Core Bond Collective Fund	Collective trust	**	5,809
	Schwab:
	Indexed Retirement Trust 2010 I	Collective trust	**	291
	Indexed Retirement Trust 2015 I	Collective trust	**	565
	Indexed Retirement Trust 2020 I	Collective trust	**	4,453
	Indexed Retirement Trust 2025 I	Collective trust	**	7,404
	Indexed Retirement Trust 2030 I	Collective trust	**	23,851
	Indexed Retirement Trust 2035 I	Collective trust	**	21,022
	Indexed Retirement Trust 2040 I	Collective trust	**	25,406
	Indexed Retirement Trust 2045 I	Collective trust	**	21,763
	Indexed Retirement Trust 2050 I	Collective trust	**	19,080
	Indexed Retirement Trust 2055 I	Collective trust	**	11,036
	Indexed Retirement Trust 2060 I	Collective trust	**	4,466
	Indexed Retirement Trust 2065 I	Collective trust	**	97
*	Transamerica Stable Pooled-Investment Class	Collective trust	**	10,645
	Total collective trusts			155,888
*	Perficient, Inc.	Employer stock	**	88,740
*	Notes receivable from participants	Interest rate of 5.25 – 7.50% maturing through November 2026	—	1,922
	Total			$371,681
  * Party-in-interest transaction considered exempt by the Department of Labor.
** Cost omitted for participant-directed investments.

EXHIBITS INDEX

Exhibit Number	Description
23.1	Consent of Armanino, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient, Inc. 401(k) Employee Savings Plan

Date:	June 27, 2022	/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer